Tanox, Inc

10301 Stella Link

Houston, TX 77025-5631

(713) 578-4000 • (713) 578-5005 (Fax)

April 7, 2006

Jim Peklenk, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tanox, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-30231

Filed on March 1, 2006

Ladies and Gentlemen:

Set forth in this letter are the Company’s responses to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 17, 2006.

Form 10-K – December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 51

6. Collaboration and License Agreements, page 60

1.	Please provide to us, in disclosure type format, a revised discussion of each of these agreements that includes the milestone payments that you may be obligated to make along with the events that would trigger the payment of these milestones. Also provide a revised contractual obligation table/discussion that references and discloses these amounts and the potential timing.

Response.

In response to the Staff’s comment, the following is a discussion of the Company’s collaboration and license agreements in disclosure type format:

6. COLLABORATION AND LICENSE AGREEMENTS

Genentech Inc. and Novartis Pharma, AG. In 1990, Tanox entered into a Development and Licensing Agreement with Ciba Geigy, AG (now Novartis Pharma AG) to jointly develop anti-IgE antibodies to treat allergic diseases. In connection with the settlement of a lawsuit in 1996, Genentech joined the collaboration for the purpose of developing certain anti-IgE antibodies. Under the collaboration agreements Tanox may receive up to an additional $5.0 million in Xolair-related milestone payments of which $2.5 million would be creditable against future royalty payments. If a second drug were to be developed under the collaboration, Tanox could be eligible for additional net milestone payments of $10.5 million.

In the U.S., Tanox receives royalties on sales of Xolair and other collaboration products and receives a share of Novartis’ net profits on these sales. Tanox also receives royalties from Novartis on sales of Xolair in Europe and the rest of the world. Tanox shares equally with Novartis the net profits and the net losses from the development and commercialization of Xolair and other collaboration products in China, Korea, Singapore and Taiwan (East Asia). The royalty and profit-sharing payments to Tanox are reduced by certain milestone and other credits, which were $1.3 million at December 31, 2005. In addition, 10% of all royalties received by Tanox from sales of Xolair and certain other collaboration products will be payable to Tanox’s former attorneys, up to a maximum of $300.0 million, as a result of the arbitration award (see Note 4. Revenues).

Novartis and Genentech are responsible for manufacturing Xolair and other selected anti-IgE products worldwide. Under the terms of the three-party collaboration agreement, Tanox relinquished any rights it had to manufacture Xolair and in exchange receives payments based on the quantity of Xolair produced.

Biogen Idec, Inc. In 1998, Tanox entered into an agreement to license from Biogen, Inc. (now Biogen Idec, Inc.) its anti-CD4 monoclonal antibody (renamed TNX-355) and intellectual property on an exclusive worldwide basis. Biogen Idec owns issued U.S., European, Canadian and Australian patents and has pending applications in Japan, which cover our TNX-355 product. The Company paid Biogen Idec a license fee and agreed to make additional development milestone payments. If certain milestones are met, the Company may make up to an aggregate of $1.4 million (or $10.4 million in the event Tanox merges or affiliates with a company similar in size to Biogen) in product license fees and development milestone payments under this agreement, of which the Company has paid $200,000. The remaining development milestones will be due upon the commencement of a Phase III clinical or equivalent pivotal trial, at the filing of a BLA and at regulatory approval as a licensed product. If commercialized, royalty payments will be due to Biogen Idec based on annual net sales. The license terminates on a country-by-country basis on the later of the expiration of 12 years following the first commercial product sale or the expiration or invalidity of applicable patents.

Wyeth. In November 2003, the Company entered into cross licensing agreements with Wyeth Pharmaceuticals, a division of Wyeth, with respect to patent rights covering a new class of drugs for the treatment of osteoporosis and/or other non-oncologic bone-related diseases or disorders. Under the agreements, Wyeth received a license under Tanox patents to develop a small molecule-based drug, and Tanox received a license under Wyeth’s patent applications to develop an antibody-based drug. The research is based on a Tanox patented proprietary target gene. Tanox may receive development milestones from Wyeth for products developed by it in primary and expanded treatment indications and for regulatory approval in the United States and other countries. If commercialized, royalty payments will be due to Tanox based on annual net sales. Wyeth will be entitled to a milestone payment if Tanox receives regulatory marketing authorization in the United States for an antibody-based product and royalty payments on annual net sales. Tanox received an upfront license payment of $1.0 million from Wyeth in 2003.

Dyax Corp. In November 2004, the Company entered into an agreement with Dyax Corp. (Dyax) to obtain a non-exclusive license to its proprietary antibody phage display libraries. The Dyax libraries serve as a tool to help Tanox identify fully human monoclonal antibodies that bind with high specificity and affinity to its targets. Under the terms of the agreement, Tanox paid Dyax an up front license fee of $900,000. Dyax will be entitled to annual technology license fees, clinical milestone payments and if commercialized, royalties on net sales of products based on antibodies identified from the Dyax libraries.

Domantis. In March 2005, the Company entered into a collaboration and license agreement with Domantis Limited (Domantis) for the identification of domain antibody compounds to a target specified by Tanox using Domantis’ technology and domain antibodies libraries. Under the terms of the agreement, Domantis received an initial license fee of $300,000. Domantis is also entitled to payments for work performed under the collaboration agreement, an additional license fee upon successful completion of the work, annual license fees thereafter and additional clinical milestone payments for defined development points through regulatory marketing approval. Tanox will owe Domantis royalties on net sales if Tanox commercializes a product based on domain antibody compounds identified by Domantis.

In response to the Staff’s comment on the contractual obligations table in “Management’s Discussion and Analysis” on page 41 of our 2005 Form 10-K, we believe we have followed the requirements of Regulation S-K, §229.303 regarding the contractual obligations table. The table represents non-cancelable future commitments and liabilities under agreements with third parties, and excludes contingent liabilities for which we cannot reasonably estimate future payment amounts and timing. Therefore, this table excludes obligations relating to milestone and royalty payments which are contingent upon certain future events as described in our revised collaboration and license footnote above.

In our “Management’s Discussion and Analysis” in our future 10-K filings, we will include a footnote to the contractual obligations table clarifying that the table excludes certain contingent liabilities, including collaboration and license agreements, for which we cannot reasonably predict future payment.

We acknowledge that Tanox is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Tanox may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to contact me at (713)-578-4011.

Very truly yours,

/s/ Gregory P. Guidroz
Vice President - Finance

Cc: Danong Chen